SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 9)(1)

ITC DeltaCom, Inc.

(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

45031T 10 4
(CUSIP Number)

Welsh, Carson, Anderson & Stowe VIII, L.P. 320 Park Avenue, Suite 2500 New York, New York 10022 Attention: Jonathan M. Rather Tel. (212) 893-9500	William J. Hewitt, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 Tel. (212) 596-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ] __________

(1)       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Welsh, Carson, Anderson & Stowe VIII, L.P.
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	Not Applicable
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	39,361,481 hares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
11) Aggregate Amount Beneficially Owned by Each Reporting Person	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	81.0%
14) Type of Reporting Person	PN

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	WCAS VIII Associates, LLC
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	Not Applicable
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
11) Aggregate Amount Beneficially Owned by Each Reporting Person	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	81.0%
14) Type of Reporting Person	CO

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	WCAS Capital Partners III, L.P.
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	Not Applicable
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
11) Aggregate Amount Beneficially Owned by Each Reporting Person	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	81.0%
14) Type of Reporting Person	PN

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	WCAS CP III Associates, L.L.C.
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	Not Applicable
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
11) Aggregate Amount Beneficially Owned by Each Reporting Person	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	81.0%
14) Type of Reporting Person	CO

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Patrick J. Welsh
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	Not Applicable
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
11) Aggregate Amount Beneficially Owned by Each Reporting Person	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	81.0%
14) Type of Reporting Person	IN

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Russell L. Carson
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	Not Applicable
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
11) Aggregate Amount Beneficially Owned by Each Reporting Person	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	81.0%
14) Type of Reporting Person	IN

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Bruce K. Anderson
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	Not Applicable
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
11) Aggregate Amount Beneficially Owned by Each Reporting Person	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	81.0%
14) Type of Reporting Person	IN

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Thomas E. McInerney
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	Not Applicable
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
11) Aggregate Amount Beneficially Owned by Each Reporting Person	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	81.0%
14) Type of Reporting Person	IN

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Robert A. Minicucci
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	Not Applicable
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
11) Aggregate Amount Beneficially Owned by Each Reporting Person	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	81.0%
14) Type of Reporting Person	IN

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Anthony J. deNicola
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	Not Applicable
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
11) Aggregate Amount Beneficially Owned by Each Reporting Person	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	81.0%
14) Type of Reporting Person	IN

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Paul B. Queally
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	Not Applicable
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
11) Aggregate Amount Beneficially Owned by Each Reporting Person	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	81.0%
14) Type of Reporting Person	IN

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Jonathan M. Rather
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	Not Applicable
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
11) Aggregate Amount Beneficially Owned by Each Reporting Person	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	81.0%
14) Type of Reporting Person	IN

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	D. Scott Mackesy
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	Not Applicable
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
11) Aggregate Amount Beneficially Owned by Each Reporting Person	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	81.0%
14) Type of Reporting Person	IN

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	John D. Clark
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	Not Applicable
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
11) Aggregate Amount Beneficially Owned by Each Reporting Person	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	81.0%
14) Type of Reporting Person	IN

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Sanjay Swani
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	Not Applicable
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)
11) Aggregate Amount Beneficially Owned by Each Reporting Person	39,361,481 shares of Common Stock (including shares issuable upon conversion of preferred stock and exercise of warrants)

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	81.0%
14) Type of Reporting Person	IN

Amendment No. 9 to Schedule 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2002, Amendment No. 1 thereto filed on November 8, 2002, Amendment No. 2 thereto filed on December 18, 2002, Amendment No. 3 thereto filed on December 26, 2002, Amendment No. 4 thereto filed on July 7, 2003, Amendment No. 5 thereto filed on October 14, 2003, Amendment No. 6 thereto filed on September 29, 2004, Amendment No. 7 thereto filed on November 18, 2004 and Amendment No. 8 thereto filed on April 6, 2005 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The Schedule 13D is hereby amended as follows:

Item 1.	Security and Issuer.

Item 1 is hereby amended to reflect that the address of the Issuer’s principal executive office is 7037 Old Madison Pike, Huntsville, Alabama 35806.

Item 2.	Identity and Background.

Item 2 is hereby amended to reflect that James R. Matthews is no longer a Managing Member of VIII Associates or CP III Associates.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

(a) The information below, which reflects only the direct beneficial ownership of each entity and person named below, is based on a total of 18,766,942 shares of Common Stock outstanding as of March 31, 2007, as reported in the Issuer’s Report on Form 10-Q filed with the Commission on May 10, 2007, and gives effect to the exercise of all warrants and conversion of all shares of Series B Preferred Stock held by each such entity and person.

WCAS VIII and VIII Associates

WCAS VIII owns 32,722,439 shares of Common Stock, or approximately 76.3% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

WCAS CP III and CP III Associates

WCAS CP III owns 5,281,305 shares of Common Stock, or approximately 22.6% of the Common Stock outstanding. CP III Associates, as the general partner of WCAS CP III, may be deemed to beneficially own the securities owned by WCAS CP III.

Managing Members of VIII Associates and CP III Associates

(i) Patrick J. Welsh owns 294,380 of Common Stock, or approximately 1.6% of the Common Stock outstanding.

(ii) Russell L. Carson owns 294,380 shares of Common Stock, or approximately 1.6% of the Common Stock outstanding.

(iii) Bruce K. Anderson owns 294,380 shares of Common Stock, or approximately 1.6% of the Common Stock outstanding.

(iv) Thomas E. McInerney owns 300,246 shares of Common Stock, or approximately 1.7% of the Common Stock outstanding. This excludes a fully-vested option to purchase 3,333 shares of Common Stock at an exercise price of $13.20 granted on October 28, 2003, which expires on October 28, 2013.

(v) Robert A. Minicucci owns 95,163 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding.

(vi) Anthony J. de Nicola owns 35,776 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. This excludes a fully-vested option to purchase 3,333 shares of Common Stock at an exercise price of $13.20 granted on October 28, 2003, which expires on October 28, 2013.

(vii) Paul B. Queally owns 21,189 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(viii) Jonathan M. Rather owns 7,395 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(ix) D. Scott Mackesy owns 4,213 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(x) Sanjay Swani owns 10,615 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. This excludes a fully-vested option to purchase 3,333 shares of Common Stock at an exercise price of $13.20 granted on October 28, 2003, which expires on October 28, 2013.

(xi) John D. Clark owns no shares of Common Stock.

(b)   The managing members of VIII Associates and CP III Associates may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS VIII and WCAS CP III, respectively. Each of the managing members of VIII Associates and CP III Associates disclaims beneficial ownership of all securities other than those he owns directly or by virtue of his indirect pro rata interest, as a managing member of VIII Associates and/or CP III Associates, in the securities owned by WCAS VIII and WCAS CP III.

(c)	Not applicable.

(d)    Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VIII or WCAS CP III.

(e)	Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following thereto:

Effective on June 8, 2007, the Issuer entered into binding commitment letters relating to its debt and equity financing arrangements with certain of its shareholders, including WCAS VIII (the "WCAS Commitment Letter"). A copy of the WCAS Commitment Letter is attached as Exhibit A to this schedule, and any description thereof is qualified in its entirety by reference thereto. The WCAS Commitment Letter provides that the "WCAS Securityholders" (defined as WCAS VIII and WCAS CP III (the "WCAS Funds") and certain other persons affiliated or associated with Welsh, Carson, Anderson & Stowe) will receive a total of approximately 31,338,000 shares of Common Stock in consideration of the following:

•	the conversion or exchange of all shares of the Series B Preferred Stock held by the WCAS Securityholders;

•	the exchange of all Common Stock purchase warrants issued on October 6, 2003 (the “Series B warrants”) held by the WCAS Securityholders;
•	the exchange of all Common Stock purchase warrants issued on March 29, 2005 (the “Series C warrants”) held by the WCAS Securityholders;
•	the exchange of approximately $23.5 million principal amount of the Issuer's third lien senior secured notes due 2009 that are held by the WCAS Funds; and
•	$21 million in cash.

Item 7. Materials to be Filed as Exhibits.

Exhibit A – WCAS Commitment Letter

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2007

WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
By:/s/ David Mintz
Attorney-in-Fact
WCAS VIII ASSOCIATES, LLC
By:/s/ David Mintz
Attorney-in-Fact
WCAS CAPITAL PARTNERS III, L.P.
By:/s/ David Mintz
Attorney-in-Fact
WCAS CP III ASSOCIATES, L.L.C.
By:/s/ David Mintz
Attorney-in-Fact
/s/ David Mintz
Attorney-in-Fact/Patrick J. Welsh
/s/ David Mintz
Attorney-in-Fact/Russell L. Carson
/s/ David Mintz
Attorney-in-Fact/Bruce K. Anderson
/s/ David Mintz
Attorney-in-Fact/Thomas E. McInerney
/s/ David Mintz
Attorney-in-Fact/Robert A. Minicucci
/s/ David Mintz
Attorney-in-Fact/Anthony J. deNicola

/s/ David Mintz
Attorney-in-Fact/Paul B. Queally
/s/ David Mintz
Attorney-in-Fact/Jonathan M. Rather
/s/ David Mintz
Attorney-in-Fact/D. Scott Mackesy
/s/ David Mintz
Attorney-in-Fact/John D. Clark
/s/ David Mintz
Attorney-in-Fact/Sanjay Swani

POWER OF ATTORNEY

THE UNDERSIGNED hereby makes, constitutes and appoints David Mintz, Rona Drogy and William H. Hewitt (each, an “Attorney”), with full power of substitution, each a true and lawful attorney-in-fact for the undersigned, in the undersigned’s name, place and stead and on the undersigned’s behalf, to complete, execute and file with the United States Securities and Exchange Commission (the “Commission”), one or more initial statements of beneficial ownership of securities, statements of changes in beneficial ownership of securities, annual statements of beneficial ownership of securities or information statements pursuant to Sections 16(a), 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules and regulations thereunder, and any other forms, certificates, documents or instruments that an Attorney deems necessary or appropriate in order to comply with the requirements of said Sections 16(a), 13(d) and 13(g) and said rules and regulations.

This Power of Attorney shall remain in effect until such time as a written revocation thereof is filed with the Commission.

Dated: May 1, 2007

WCAS CAPITAL PARTNERS III, L.P.
By WCAS CP III Associates, L.L.C., its General Partner
By	/s/ Jonathan M. Rather
Managing Member

POWER OF ATTORNEY

THE UNDERSIGNED hereby makes, constitutes and appoints David Mintz, Rona Drogy and William H. Hewitt (each, an “Attorney”), with full power of substitution, each a true and lawful attorney-in-fact for the undersigned, in the undersigned’s name, place and stead and on the undersigned’s behalf, to complete, execute and file with the United States Securities and Exchange Commission (the “Commission”), one or more initial statements of beneficial ownership of securities, statements of changes in beneficial ownership of securities, annual statements of beneficial ownership of securities or information statements pursuant to Sections 16(a), 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules and regulations thereunder, and any other forms, certificates, documents or instruments that an Attorney deems necessary or appropriate in order to comply with the requirements of said Sections 16(a), 13(d) and 13(g) and said rules and regulations.

This Power of Attorney shall remain in effect until such time as a written revocation thereof is filed with the Commission.

Dated: May 1, 2007

WCAS CP III ASSOCIATES, L.L.C.
By	/s/ Jonathan M. Rather
Managing Member

POWER OF ATTORNEY

THE UNDERSIGNED hereby makes, constitutes and appoints David Mintz, Rona Drogy and William H. Hewitt (each, an “Attorney”), with full power of substitution, each a true and lawful attorney-in-fact for the undersigned, in the undersigned’s name, place and stead and on the undersigned’s behalf, to complete, execute and file with the United States Securities and Exchange Commission (the “Commission”), one or more initial statements of beneficial ownership of securities, statements of changes in beneficial ownership of securities, annual statements of beneficial ownership of securities or information statements pursuant to Sections 16(a), 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules and regulations thereunder, and any other forms, certificates, documents or instruments that an Attorney deems necessary or appropriate in order to comply with the requirements of said Sections 16(a), 13(d) and 13(g) and said rules and regulations.

This Power of Attorney shall remain in effect until such time as a written revocation thereof is filed with the Commission.

Dated: May 1, 2007

WCAS VIII ASSOCIATES, L.L.C.
By	/s/ Jonathan M. Rather
Managing Member